May 6, 2025

Martha Tang
Chief Financial Officer
J-Long Group Ltd.
Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong

        Re: J-Long Group Ltd.
            Form 20-F for Fiscal Year Ended March 31, 2024
            Filed July 31, 2024
            Amendment No. 1 to Form 20-F for Fiscal Year Ended March 31, 2024 Filed April 3, 2025
            File No. 001-41901
Dear Martha Tang:

      We have reviewed your April 3, 2025 response to our comment letter and your amended Form 20-F for the year ended March 31, 2024 and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March
14, 2025 letter.

Amendment No. 1 to Form-F for Fiscal Year Ended March 31, 2024
Item 3. Key Information, page 1

1. We note your disclosure that you "are not a Hong Kong operating company but a holding company organized under the laws of the Cayman Islands with all of [y]our operations conducted by J-Long Limited . . . which is located in Hong Kong." Please revise to:
           state that the holding company structure involves unique risks to investors;
           explain whether the holding company structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that
 May 6, 2025
Page 2

          investors may never hold equity interests in the Hong Kong operating entity; and
            clearly acknowledge that Chinese regulatory authorities could disallow this structure.
2. We note your statement that "[d]ue to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares." Please revise to also state that it could cause the value of such securities to significantly decline or become worthless.
3. We note your amended disclosure in response to prior comment 2. On page 4, where you disclose "[w]e currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future," please revise to include a cross-
      reference to your revised risk factor regarding your intentions to pay dividends.
4. Please quantify here any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer.
      Additionally, please revise here to quantify, as you do starting on page 64, any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax
      consequences. Additionally, please revise here and the disclosure in Item 5 to include cross-references to the consolidated financial statements.
5. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong
      Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the PRC government to transfer cash or assets. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.
6. Please revise here to provide a summary of risk factors. Additionally, please revise your summary of risk factors to disclose the risks that your corporate structure and
      being based in or having the majority of the company   s operations in
China poses to
      investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references (title and page) to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer
 May 6, 2025
Page 3

       securities to investors and cause the value of such securities to significantly decline or be worthless. Lastly, please ensure that each summary risk factor related to your being a China-based issuer is accompanied with a cross-reference to the relevant individual detailed risk factor.
7. Please disclose here each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission
(CSRC),
       Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In doing so, explain how you arrived at your conclusion and the basis for your conclusion. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Item 3.D Risk Factors
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong . . ., page 17

8. We note your reference to the section captioned "Enforceability of Civil Liabilities"
       but no such section appears to exist. Please revise to include this section. Additionally, we note your disclosure that "majority of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located in Hong
       Kong." Please revise here and your "Enforceability of Civil Liabilities" section to identify the individuals located in Hong Kong.
       Please contact Rucha Pandit at 202-551-6022 or Cara Wirth at 202-551-7127 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Edwin Wong